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   As filed with the Securities and Exchange Commission on September 24, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                                 PUMATECH, INC.

                       (Name of Subject Company (Issuer))

                            -------------------------

                                 PUMATECH, INC.

                        (Name of Filing Person (Offeror))

                            -------------------------

                              Certain Options under
                           Puma Technology, Inc. 1993
                     Amended and Restated Stock Option Plan,
                                       and
                           Puma Technology, Inc. 2000
                   Supplemental Stock Option Plan, as amended

     to Purchase Common Stock, Par Value $.001 per Share, of Pumatech, Inc.
                         Held by Eligible Option Holders

                         (Title of Class of Securities)

                            -------------------------

                                        *
                      (CUSIP Number of Class of Securities)
                                    745887109

                            -------------------------

                                   copies to:

        Kelly Hicks                                      Adele C. Freedman
    Chief Financial Officer                              Paul Graffagnino
       Pumatech, Inc.                             General Counsel Associates LLP
2550 North First Street, Suite 500                      1891 Landings Drive
     San Jose, CA, 06855                              Mountain View, CA 94043
     Tel: (408) 321-7650                                Tel: (212) 450-4000

 (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                            CALCULATION OF FILING FEE

                  Transaction Valuation**     Amount of Filing Fee
                   ----------------------     --------------------
                      $9,228,195.54               $1,845.64

** As of September 21, 2001. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 1,363,095 shares of common stock of Pumatech, Inc. will be tendered and cancelled pursuant to this offer, which is unlikely to occur. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Pumatech's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Pumatech believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our Class A common stock, Pumatech believes these options have little or no current value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount previously paid:            Not applicable.
              Form or Registration No.:          Not applicable.
              Filing party:                      Not applicable.
              Date filed:                        Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

             [_]   third party tender offer subject to Rule 14d-1.
             [X]   issuer tender offer subject to Rule 13e-4.
             [_]   going-private transaction subject to Rule 13e-3.
             [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 745887109.

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                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our current employees and directors and with an exercise price greater than $3.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 24, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal").

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a) Name and Address.

     The name of the issuer is Pumatech, Inc., a Delaware corporation (the "Company"). The Company's principal executives offices are located at 2550 North First Street, Suite 500, San Jose, CA 95131, and its telephone number is (408) 321-7650. The information set forth in the Offer to Exchange under "Information Concerning Pumatech" is incorporated herein by reference.

     (b) Securities.

     This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Puma Technology, Inc. Amended and Restated 1993 Stock Option Plan, Pumatech, Inc. and Puma Technology, Inc. 2000 Supplemental Stock Option Plan, as amended (collectively, the "Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), that are
(i) held by current employees, officers and directors of the Company or its subsidiaries in the United States, the United Kingdom and Japan and (ii) have an exercise price greater than $3.01 per share (the "Eligible Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, are together referred to as the "Offer". The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

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     (a) Name and Address.

     The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     (a) Material Terms.

     The information set forth in the Offer to Exchange under "Summary Term Sheet," Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("International Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) Purchases.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) Transactions.

     The disclosure set forth in Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), is incorporated herein by reference.

     (b) Significant Corporate Events.

     Not applicable.

     (c) Negotiations or Contacts.

     Not applicable.

     (d) Conflicts of Interest.

     Not applicable.

     (e) Agreements Involving the Subject Company's Securities.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes.

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     The information set forth in the Offer to Exchange under Section 2
("Purpose of the Offer") is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) Plans.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b) Conditions.

     The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (c) Expenses.

     Not applicable.

     (d) Borrowed Funds.

     Not applicable.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b) Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations or Recommendations.

     Not applicable.

     (b) Employees and Corporate Assets.

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     Not applicable.

ITEM 10. FINANCIAL STATEMENTS

     (a) Financial Information.

     The information set forth on pages 32 through 53 of the Company's Annual Report on Form 10-K for its fiscal year ended July 31, 2000 (File No. 000-21709) is incorporated herein by reference.

     The book value per share of Common Stock as of July 31, 2000 was $2.48.

     (b) Pro Forma Information.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Other Material Information.

     Not applicable.

ITEM 12. EXHIBITS

  (a)(1)(A)     Offer to Exchange dated September 24, 2001.
  (a)(1)(B)     Form of Letter of Transmittal.
  (a)(1)(C)     Form of Letter to Eligible Option Holders Regarding Offer.
  (a)(1)(D)     Form of Optionee Activity Report.
  (a)(1)(E)     Form of Notice of Withdrawal of Tender.
  (a)(1)(F)     Form of Letter to Tendering Option Holders Regarding Acceptance
                    of Tendered Options.
  (b)          Not applicable.
  (c)          Not Applicable
  (d) (d)(1) Pumatech 1993 Amended and Restated Stock Option Plan, previously filed with the Commission on February 6, 2001 as
               Exhibit 4.1 to the Company's Registration Statement on Form
               S-8, Registration No. 333- 55092, which is incorporated herein by reference.

  (d)(2) Pumatech, Inc. 2000 Supplemental Stock Option Plan, as amended, previously filed with the Commission on October 27, 2000 as
               Exhibit 4.1 to the Company's Registration Statement on Form S-8, Registration No. 333-48844, which is incorporated herein by reference.

  (d)(3) Forms of award agreement under the Pumatech Amended and Restated 1993 Stock Option Plan.
  (d)(4) Forms of award agreement under the Pumatech, Inc. 2000 Stock Option Plan, as amended.
  (g)          Not applicable.
  (h)          Not applicable.

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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                 Pumatech, Inc.

                                                 /s/ Kelly J. Hicks

                                                 -------------------------------
                                                 Kelly J. Hicks
                                                 Vice President, Operations and
                                                 Chief Financial Officer

Date: September 24, 2001

                                       -6-

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INDEX TO EXHIBITS

Exhibit Number   Description

--------------
(a)(1)(A) Offer to Exchange dated September 24, 2001.
(a)(1)(B) Form of Letter of Transmittal.
(a)(1)(C) Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Optionee Activity Report (a)(1)(E) Form of Notice of Withdrawal of Tender.
(a)(1)(F) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(b)       Not applicable.
(c)       Not Applicable
(d)(1) Puma Technology, Inc. 1993 Amended and Restated Stock Option Plan, previously filed with the Commission on February 6, 2001 as Exhibit
          4.1 to the Company's Registration Statement on Form S-8, Registration No. 333- 55092, which is incorporated herein by reference.
(d)(2) Puma Technology, Inc. 2000 Supplemental Stock Option Plan, as amended filed with the Commission on October 27 , 2000 as Exhibit 4.1 to the Company's Registration Statement on Form S-8, Registration No. 333-48844 which is incorporated herein by reference.
(d)(3) Forms of award agreement under the Puma Technology, Inc. 1993 Amended and Restated Stock Option Plan.
(d)(4) Forms of award agreement under the Puma Technology, Inc. 2000 Supplemental Stock Option Plan, as amended.
(g)       Not applicable.
(h)       Not applicable.